PROSPECTUS SUPPLEMENT

Security Life of Denver Insurance Company
and its
Security Life Separate Account L1

Supplement dated July 24, 2007, to your current variable life insurance prospectus.

This supplement amends certain information regarding the diversification requirements that must be met in order to keep a death benefit guarantee in force. Please read it carefully and keep it with your prospectus for future reference.

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Important information about the death benefit guarantee diversification requirement. In addition to the cumulative net premium requirement necessary to maintain your policy's death benefit guarantee(s), your net policy value must also meet one of the following diversification requirements:

- Your net policy value is allocated to at least five investment options with no more than 35% invested in any one investment option; or
- At least 65% of your net policy value is allocated to one or more of the ING LifeStyle, ING MarketPro (if available), ING MarketStyle (if available) or ING VP Strategic Allocation (if available) portfolios.